February 24, 2022

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

Attn: Ms. Alison T. White

100 F Street, N.E.

Washington, DC 20549

Capitol Series Trust (the “Registrant”)

SEC File No. 811-22895

Dear Ms. White:

Below please find our responses to your comments with respect to the Registrant’s Post-Effective Amendment 120 (“PEA No. 120”) to its Registration Statement on Form N-1A (“Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 17, 2021 (accession number 0001580642-21-005920). The purpose of PEA No. 120 is to add the Fairlead Tactical Sector ETF (the “Fund”) as a series of the Registrant.

Prospectus

Comment 1: Why is the series Fund named “Fairlead Tactical Sector Fund” when the series Fund is in fact an exchange-traded fund.

Response to Comment 1: The name of the series Fund is in the process of being changed to “Fairlead Tactical Sector ETF” and that name will be reflected in the subsequent filing of the registration statement.

Comment 2: Update the series and class identifiers with ticker symbols to reflect new series and classes.

Response to Comment 2: The series and class identifiers will be updated with ticker symbols and class information to reflect new series and classes of the Registrant.

Comment 3: In the section entitled “Investment Objective” which provides “Fairlead Tactical Sector Fund (the “Fund”) seeks capital appreciation with limited drawdowns” please describe what drawdowns are. Also please describe how and why the Registrant seeks to limit “drawdowns.”

Response to Comment 3: To clarify and amplify upon the Fund’s Investment Objective, the following sentence will be added immediately following the statement of Investment Objective: “A drawdown is the amount of investment value lost during a significant market decline, here related to the equity market, measured from peak to trough. The Fund seeks to limit drawdowns to preserve capital, such that a greater amount can be reinvested once the market has bottomed.

Our methodology attempts to proactively identify market declines. When successful, this process should position the Fund into more defensive sectors and assets before market declines become worse, thereby limiting drawdowns.”

Comment 4: Please provide the completed Fee Table and Expense Example as provided by Item 3 to Form N-1A prior to submitting the next filing of the registration statement.

Response to Comment 4: Registrant provides the completed Fee Table and Expense Example as provided by Item 3 to Form N-1A as follows:

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may pay other fees on your purchases and sales of Shares, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.59%
Distribution and/or Service (12b-1) Fee	0.00%
Other Expenses	0.00%
Acquired Fund Fees and Expenses(1)	0.11%
Total Annual Fund Operating Expenses(2)	0.70%
(1)	The term “Acquired Fund Fees and Expenses” refers to other investment companies in which the Fund invests and represents the pro rata expense indirectly incurred by the Fund as a result of investing in other investment companies, including exchange-traded funds (“ETFs”), closed-end funds and money market funds that have their own operating expenses. The Total Annual Fund Operating Expenses will not correlate to the ratio of net expenses to average net assets in the Fund’s financial highlights table.
(2)	Pursuant to its Advisory Agreement, Cary Street Partners Asset Management LLC, the Fund’s adviser (the “Adviser”), pays all other expenses of the Fund (other than acquired fund fees and expenses, taxes and governmental fees, brokerage fees, commissions and other transaction expenses, certain foreign custodial fees and expenses, costs of borrowing money, including interest expenses, trustee fees and extraordinary expenses (such as litigation and indemnification expenses)).

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. This Example does not reflect the effect of brokerage commissions or other transaction costs you paid in connection with the purchase or sale of Fund Shares. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$72	$224

Comment 5: In the preamble to the Expense Example, at line 6, remove the reference to the expense reduction/reimbursement as the Fund does not have an expense reduction arrangement.

Response to Comment 5: As referenced in the response to Comment 4 above, that phrase of the subject sentence has been modified to delete the referenced phrase.

Comment 6: In the section “Principal Investment Strategies” at line 2, remove the word “other” with reference to the ETFs that the series Fund invests in, as the proffered language implies that the Fund is also a passive ETF.

Response to Comment 6: The complete first sentence of the section “Principal Investment Strategies” will read as follows: “The Fund is a diversified actively-managed exchange-traded fund (“ETF”) that under normal circumstances will invest more than 80% of the Fund’s net assets in ~~other~~ passive domestic equity sector ETFs and ETFs investing respectively in gold and U.S. Treasuries.”

Comment 7: Please rewrite the following passage contained in the section “Principal Investment Strategies” beginning at line 5, in “Plain English” as provided by Rule 421(d) of the Securities Act of 1933. “The Fund’s portfolio management team will utilize mathematically-based tools that will facilitate tactical market timing and positioning. Using a disciplined approach to the markets, the Fund’s portfolio management team will adhere to both trend-following indicators and overbought/oversold measures, which are designed to evaluate price momentum. The Fund believes that top-down influences are very strong in the U.S. equity market given the influences of investor psychology, making it essential to identify trends at the market and sector level to succeed in investing.”

Response to Comment 7: The subject paragraph will be rewritten as follows:

“The Fund’s portfolio management team will use technical indicators in determining when to purchase and sell the Fund’s investments. Technical indicators are derived from historical prices and volume for a security. Technical indicators are used by traders, analysts and portfolio managers including the Subadviser, who follow an investment strategy of technical analysis. By analyzing historical data, technical analysts use indicators to predict future price movements. Technical indicators are mathematical and rules-based, and are designed to identify market trends, which are in turn used to identify potentially profitable buying and selling opportunities in the investment markets. The use of technical factors cannot guarantee that the Fund will fulfill its investment objective. Because of the influence of overall market psychology on individual stock performance, technical analysis of trends at the market and sector level is key to the Subadviser’s investment strategy and its effort to outperform the S&P 500.”

Comment 8: With reference to the section “Principal Investment Strategies,” in your correspondence response to the staff’s comments on the registration statement and in connection with the statement “We believe we have developed a sophisticated proprietary technical model that leverages sector leadership in the U.S. equity market, while managing through downdrafts by incorporating exposure to other asset classes, including ETFs investing respectively in gold and

U.S. Treasuries, as well as cash equivalents” please explain the your basis for the belief that you have established a “sophisticated proprietary technical model.”

Response to Comment 8: Registrant will amplify on why they believe that they “have developed a sophisticated proprietary technical model” by adding the following disclosure immediately after the referenced disclosure:

“Through years of research, the portfolio management team believes it has identified several reliable rules-based technical indicators. In part through trial and error, the team has refined these various indicators into a proprietary investment methodology they believe will improve the Fund’s long-term market returns and risk metrics relative to the S&P 500.”

Comment 9: In the section “Principal Investment Strategies” with reference to the representation “[t]he Fund’s investment process is 100% technical and generally 100% systematic” please briefly explain why the investment process is 100% technical and why it is generally 100% systematic, and briefly explain what it means.

Response to Comment 9: Registrant will amplify on its description of its Principal Investment Strategy by adding the following disclosure immediately after the referenced disclosure:

“When we say the investment process is 100% technical, that means that all investment decisions are made using technical analysis, which aims to forecast the direction of prices through the study of past market data, namely price or derivations of price (i.e., technical indicators). When we say the investment strategy is generally 100% systematic, we mean that it is a rules-based system that operates without human discretion, although the word “generally” allows the portfolio managers to override the technical model in environments that are not comparable to the historical market data studied for the creation of the model.”

Comment 10: In the section “Principal Investment Strategies” with reference to the “MACD” rules and the “prevailing trend,” please describe what that is, and provide an example or two of what this would look like. Also, please explain, in plain English, what “noise” is and explain why you would seek to eliminate it.

Response to Comment 10: The Registrant will remove the references to “MACD” and “noise” in the subject paragraph. In connection with both Comment 9 and Comment 10, the subject paragraph of both Comments will now read (emphasis supplied):

“The Fund’s investment process is 100% technical and generally 100% systematic. When we say the investment process is 100% technical, that means that all investment decisions are made using technical analysis, which aims to forecast the direction of prices through the study of past market data, namely price or derivations of price (i.e., technical indicators). When we say the investment strategy is generally 100% systematic, we mean that it is a rules-based system that operates without human discretion, although the word “generally” allows the portfolio managers to override the technical model in environments that are not comparable to the historical market data studied for the creation of the model. As part of the Fund’s proprietary investment and research process, the portfolio managers monitor pricing data for the 14 ETFs listed above and apply proprietary rules-based filters using trend-following and overbought/oversold technical indicators. ~~For the initial portfolio construction, we start with the basket of sector ETFs and filter the potential investments using “MACD” rules. MACD stands for Moving Average Convergence/Divergence, and is a common technical tool designed to identify the prevailing trend, and when it is likely shifting, by eliminating noise via usage of moving averages.~~ For those ETFs that pass the technical filter, a momentum calculation is performed and applied and the sector ETFs are then assigned a momentum ranking. Signals are generated by the proprietary model when there are changes in filter results and momentum rankings. To manage risk, the model will at times include ETFs representing alternative asset classes, including U.S. Treasuries or gold.”

Comment 11: In the section “Principal Investment Risks” in the sub-section discussing “Issuer Risk,” please advise in your correspondence that the portfolio will remain diversified as provided by Section 5(b)(1) of the Investment Company Act of 1940 (“1940 Act”), or revise the disclosure with respect to the disclosure as regards portfolio diversification.

Response to Comment 11. As regards, the number of discrete positions in the Fund, the Fund’s Chief Compliance Officer is advising the portfolio management team on the requirements necessary to hold the Fund out as a sub-classification “diversified fund” as provided by Section 5(b)(1) of the Investment Company Act of 1940. The Adviser and Subadviser, as well as the Fund’s Chief Compliance Officer will monitor the Fund’s portfolio to ensure that the Fund’s portfolio continues to comply with the definition of diversified fund. The Registrant respectfully represents that it does not intend to revise the disclosure but rather will construct and maintain the Fund’s portfolio so that it qualifies as a diversified investment company under the 1940 Act.

Comment 12: In the section “Principal Investment Risks,” with reference to the sentence “Equally weighting selected “risk-on” sectors will result in materially different sector exposure than the sector exposure of the S&P 500® and is the primary potential source of alpha in the portfolio” please briefly explain what “alpha” is and describe “alpha” relative to what market index.

Response to Comment 12: The subject passage will be rewritten as follows:

“Equally weighting selected ‘risk-on’ sectors will result in materially different sector exposure than the sector exposure of the S&P 500®. The S&P 500® Index, or Standard & Poor's 500 Index, is a market-capitalization-weighted index of 500 leading publicly traded companies in the U.S. The primary potential source of “alpha” in the Fund’s portfolio will be sector exposures that differ from the sector exposures of the S&P 500®. “Alpha” is a risk (beta adjusted) measurement. Officially, alpha measures the difference between a portfolio’s actual returns and what it might be expected to deliver based on its level of risk. High risk generally means higher reward. A positive alpha means the Fund has beaten expectations. A negative alpha means that the manager failed to match performance with risk. If two managers had the same return, but one had a lower beta, that manager would have a higher alpha.”

Comment 13: As required by Item 4(b) of Form N-1A, why is there no risk disclosure describing the risk of investing in exchange-traded funds, when such investments are the primary target investment vehicle for the Fund?

Response to Comment 13: The following risk disclosures will be added to the section of the prospectus entitled “Principal Investment Risks”

Fund of Funds Risk. The Fund is subject to the performance of the underlying ETF Shares in which it invests. Because the Fund invests its assets in shares of the underlying ETFs, the Fund indirectly owns the investments made by the underlying ETFs. By investing in the Fund, therefore, you indirectly assume the same types of risks as investing directly in the underlying ETF Shares. The Fund’s investment performance is affected by each underlying ETF’s investment performance, and the Fund’s ability to achieve its investment objective depends, in large part, on each underlying ETF’s ability to meet its investment objective. In addition, Fund shareholders indirectly bear the expenses charged by the underlying ETFs. The Fund’s risks include the underlying ETF’s principal risks.

ETF Provider Risk. The Adviser intends to purchase ETFs from within the State Street series of SPDR® ETFs. This may present a conflict of interest by creating an incentive as the Adviser selects ETFs from only one family of ETFs when other ETFs may also be considered suitable for investment purposes within the Fund’s investment strategy. While the Adviser has determined the State Street series of SPDR® ETFs provides appropriate investment opportunities across the various sectors to deploy its asset allocation strategy, ETFs within the State Street series of SPDR® ETFs may have management fees or expenses that are higher than alternative ETFs the portfolio managers might have selected or may have performance returns that are lower than alternative ETFs the portfolio managers might have selected. The Adviser will select ETFs for inclusion in the portfolio in accordance with its fiduciary duty to shareholders.

Investment Company Risk. The Investment Company Act of 1940 (the “1940 Act”) and the Internal Revenue Code of 1986, as amended (the “IRC”), impose numerous constraints on the operations of registered investment companies, like the Fund. These restrictions may prohibit the Fund from making certain investments, thus potentially limiting its profitability. Moreover, failure to satisfy certain requirements required under the IRC may prevent the Fund from qualifying as a regulated investment company, thus requiring the Fund to pay unexpected taxes and penalties, which could be material. Additionally, when the Fund invests in another registered investment company such as an ETF the Fund will indirectly bear its proportionate share of any fees and expenses payable directly by the investment company. Therefore, the Fund will incur additional expenses, many of which are duplicative of the Fund’s own operational expenses. In addition, the Fund will be affected by losses incurred by these investment companies and the level of risk arising from the investment practices of the investment companies. The Fund has no control over the investments made by these investment companies. ETFs are subject to additional risks such as the fact that their shares may trade at a market price above or below their net asset values (“NAV”) or an active market may not develop.

Limited Holdings Risk. Although the Fund is diversified, it may invest in a limited number of underlying ETFs. Investment in the securities of a limited number of issuers may expose the Fund to greater volatility, greater market risk and potentially greater market losses than if its investments were more broadly diversified in securities issued by a greater number of issuers. The Adviser may take substantial positions in the same security or groups of securities at the same time. This overlap in investments may subject the Fund to additional market risk and potentially greater market losses.

Underlying ETFs Expense Risk. The underlying ETFs have management and other expenses. The Fund will bear its pro rata portion of these expenses and therefore the Fund’s expenses may be higher than if it invested directly in securities.

Portfolio Fund Investment Risks. The risks of the Fund will directly correspond to the risks of the underlying ETFs in which it invests. These risks will vary depending upon how the assets are allocated among the underlying ETFs.

Comment 14: We note your intention to follow a momentum style strategy and your statement that momentum can change quickly. Briefly clarify what happens if momentum changes prior to your ability to trade out of your positions. In addition, briefly clarify in the Strategy disclosure what types of signals you will rely on for your strategy and how you evaluate their continued validity over time. If these signals that are necessary for the strategy are purchased through 3rd party data sources, clarify if the Fund or adviser will pay for them and whether the adviser has equal access to the data relative to other data purchasers. In the section “Principal Investment Risks” in the sub-section entitled “ Momentum Investing Risk,” please briefly describe the meaning of “price performance” in the context of the sentence “[t]he Fund employs a “momentum”

style of investing that emphasizes selecting sector ETFs that have had higher recent price performance compared to other sector ETFs.”

Response to Comment 14: The following passage will be added to the section “Principal Investment Risks” in the sub-section entitled “ Momentum Investing Risk”:

“If momentum shifts quickly, the Fund can incur losses. The Fund uses a variety of well-established technical indicators including trend (also known as price momentum) and overbought/oversold indicators. An oversold reading from an indicator suggests that a security has fallen to a point where selling pressure may alleviate, and the trend may reverse (i.e., an oversold bounce). On the other hand, an overbought reading suggests that a security has risen to a point where buying pressure may dissipate and be overwhelmed by selling pressure. The portfolio management team will continually monitor the effectiveness of these indicators and adjust the system if required.”

The Registrant makes the following representation to the SEC staff: The technical signals are measured in-house and not dependent on a third party. The particular refinements of these signals used in the strategy were exclusively developed by the Subadviser and accessible to the Adviser at no cost to the Fund.

In the section “Principal Investment Risks”, in the sub-section entitled “Momentum Investing Risk,” the following sentence will be added immediately after the subject sentence concerning “price performance”:

“Price performance is the rate at the which the price of a security has increased or decreased over a specified time frame. Rankings for the ETFs in which the Fund invests are based on how fast prices have changed in percentage terms. ETFs in the Fund’s investment universe with the highest percentage increases in recent history are favored for investment by the Fund.”

Comment 15: In the section “Principal Investment Risks” in the sub-section entitled “New Adviser/New Subadviser Risk,” please add language that indicates that neither the Adviser nor the Subadviser has served as the day-to-day adviser of a mutual fund or an exchange traded fund. Also please expand this sub-section to address the risk that a new adviser or subadviser may lack resources or personnel to implement the investment strategy.

Response to Comment 15: The entire sub-section will be rewritten to read as follows:

“New Adviser/New Subadviser Risk. Neither the Adviser nor the Subadviser has previously served as an adviser or a subadviser to a mutual fund or exchange-traded fund. As a result, there is no long-term track record against which an investor may judge the Adviser and/or the Subadviser. Also, it is possible the Adviser and/or the Subadviser may lack the resources and personnel necessary to implement the

Fund’s stated investment objective and therefore may not achieve the Fund’s intended investment objective.”

Comment 16: On page 8, in the section entitled “Investment Adviser, Subadviser and Portfolio Managers,” please remove any disclosure not directly responsive to Items 5(a) and 5(b) of Form N-1A.

Response to Comment 16: The response to Item 5 will be rewritten and reduced as follows:

“The Fund’s investment adviser is Cary Street Partners Asset Management LLC (the “Adviser” or “Cary Street”).

The Fund’s subadviser is Fairlead Strategies, LLC (the “Subadviser” or “Fairlead”).

The Subadviser is primarily responsible for the day-to-day portfolio management of the Fund. Katie Stockton, CMT®, serves as the portfolio manager of the Fund. Ms. Stockton is the Managing Partner and Chief Compliance Officer of the Subadviser. Ms. Stockton has been managing the Fund since its inception in March 2022.”

Comment 17: In the section entitled “Additional Information About the Fund’s Investment Adviser and Subadviser” in the sub-section entitled “Investment Adviser,” please confirm that the Adviser Cary Street was registered with the SEC in 2017.

Response to Comment 17: The Adviser has confirmed to the Registrant that the Adviser was registered with the SEC in 2017.

Statement of Additional Information

Comment 18: In the Statement of Additional Information, at page 38, in the section entitled “Acceptance of Purchase Orders,” in the second paragraph please delete the word “absolute” where it modifies the word “right” and delete those conditions (d) and (f) in the second paragraph.

Response to Comment 18: In the Statement of Additional Information, at page 38, in the section entitled “Acceptance of Purchase Orders,” the second paragraph will be modified as follows:

The Fund reserves the ~~absolute~~ right to reject or revoke acceptance of a purchase order transmitted to it by the Distributor if (a) the order is not in proper form; (b) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (c) the Deposit Securities delivered do not conform to the Deposit Securities for the applicable date; ~~(d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; (e)~~ (d) the acceptance of the Portfolio Deposit would, in the opinion of counsel, be unlawful; ~~(f) the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Trust, Fund or the Adviser, have an adverse effect on the Trust, Fund or the rights of beneficial owners;~~ or ~~(g)~~ (e) in the event that circumstances outside the control of the Trust, the Distributor and the Adviser make it for all practical purposes impossible to process.

If you have any additional questions, or need additional information, please contact me by phone at 513-346-4152 or by e-mail at pleone@ultimusfundsolutions.com. Alternatively, you may contact Thomas Sheehan, counsel to the Trust and its Independent Trustees, by phone at 207-228-7165 or by e-mail at tsheehan@bernsteinshur.com.

Sincerely,
/s/ Paul Leone
Mr. Paul Leone, Secretary Capitol Series Trust

cc:	Mr. Martin Dean, Chief Compliance Officer Ms. Tiffany Franklin, Assistant Secretary